June 12, 2024

VIA EDGAR

David P. Mathews

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	New Age Alpha Funds Trust (the “Trust”) File Nos. 333-277581; 811-23945

Dear Mr. Matthews,

On March 1, 2024, the Trust filed the above-referenced registration statement on Form N-1A (the “Registration Statement”) for the New Age Alpha Large Core Fund, which was renamed the NAA Large Core Fund (the “Fund”). On April 2, 2024, you provided written comments regarding the Registration Statement (the “Initial Comment Letter”). The Fund responded to the Initial Comment Letter on May 8, 2024, via correspondence (the “Initial Response Letter”) and a pre-effective amendment to the Registration Statement (the “Pre-Effective Amendment”).

On May 31, 2024 and on June 7, 2024, the staff commented on the Initial Response Letter and the Pre-Effective Amendment. This correspondence filing responds to those additional comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response to each comment below.

PROSPECTUS

Fees and Expenses, page 1

Comment: The 3 years example for Class C shares sold shows the cost of $721. The staff notes that the cost should be the same as for Class C shares held, which is $627. Please confirm and revise the Prospectus accordingly.

Response: The Fund confirms that the cost for Class C shares sold is $627 and has revised the Prospectus.

FinTech Law

6224 Turpin Hills Drive     |     Cincinnati, OH 45244-3557     |     fintechlegal.io     |     (513) 991-8472

Principal Investment Strategies, pages 1-2

1.	Comment: In response to Comment 8.b.ii of the Initial Response Letter, the Fund amended its definition of “large-capitalization companies” to “companies in the top 70% of the capitalization of the U.S. equity market for actively traded securities. Please clarify the fund’s definition of large capitalization by providing a range in dollar amounts on what constitutes the top 70%.

Response: The Fund has clarified its definition by defining large-capitalization companies as “companies in the top 70% of the capitalization of the U.S. equity market for actively traded securities (i.e., with a market capitalization value of more than $10 billion).”

2.	Comment: In response to Comment 8.b.iii of the Initial Response Letter, the Fund said it “removed the disclosure related to derivative instruments as it will not invest in them on a principal basis.” The staff notes there are still references to derivatives in Item 9 of the Prospectus. Please clarify your response or revise the Prospectus accordingly.

Response: The Fund has removed the derivative disclosure from Item 9.

How to Redeem Shares, pages 18-20

3.	Comment: In response to Comment 13 of the Initial Response Letter, the Fund did not confirm that the Board will approve any Minimum Account Balance requirement and that the Fund’s governing documents permit such forced redemptions.

Response: The Fund confirms that the Board has approved the Minimum Account Balance requirement as disclosed in the Prospectus and the Fund’s governing documents permit such forced redemptions.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Investment Adviser, page 22

Comment: A footnote describing the Fund’s expense limits has been deleted from the Prospectus under the Fees and Expenses table, however, the SAI included the expense limitations disclosure. Please confirm if this disclosure should remain in the SAI.

Response: The Fund has included the updated description related to the expense limits under “The Investment Adviser” section of the Prospectus on pages 8-9. The updated expense limitations disclosure has also been included in the SAI.

FinTech Law

6224 Turpin Hills Drive     |     Cincinnati, OH 45244-3557     |     fintechlegal.io     |     (513) 991-8472

If you have any questions or comments, please contact the undersigned at (513) 991-8472 or bo@fintechlegal.io. Thank you in advance for your consideration.

Sincerely,

/s/ Bo James Howell

Bo James Howell

FinTech Law, LLC

FinTech Law

6224 Turpin Hills Drive     |     Cincinnati, OH 45244-3557     |     fintechlegal.io     |     (513) 991-8472